CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770
Email: cclysiak@qwest.net

July 27, 2005

Ms. Peggy Fisher, Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   Amecs, Inc. - Form SB-2
         SEC File No. 333-123087

Dear Ms. Fisher:

In response to your letter of comments dated July 14, 2005, please be advised as follows:

Cover Page
  Disclosure has been provided that Mr. Graviline is not selling any shares that he currently owns in this public offering.

Executive Compensation
  Based upon my telephone conversation with Traci Hronfeck today, it is my understanding that my position in my letter to you dated July 14, 2005 is acceptable to you. Accordingly, appropriate disclosure has been provided in the Executive Compensation section.

Determination of Offering Price.
  The risk factor requested has been provided as no. 11.

Financial Statements - Note 3, page F-9.
  The note has been revised as requested and a new consent is provided herewith.

Please note that the stale date of the current financial statements will be stale after August 12, 2005.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak